UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Twenty-First Century Fox, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

90130A200

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 90130A200

1		NAMES OF REPORTING PERSONS
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
52,737,915
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
12,035,468
	8	SHARED DISPOSITIVE POWER 40,702,447
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,737,915
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
6.6%
12		TYPE OF REPORTING PERSON*
IN

**SEE INTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 90130A200

EXPLANATORY NOTE

This Amendment No. 7 amends and restates in its entirety the Schedule 13G filed on October 7, 2006, by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, as amended by Amendment No. 1 filed on February 4, 2009, Amendment No. 2 filed on February 4, 2010, Amendment No. 3 filed on February 14, 2011, Amendment No. 4 filed on February 14, 2012, Amendment No. 5 filed on January 31, 2013, and Amendment No. 6 filed on January 31, 2014, relating to the shares of Class B common stock (the "Class B Shares") of Twenty-First Century Fox, Inc., formerly doing business as News Corporation.

Item 1	Name and Address of Issuer:

	(a)	Name of Issuer:

Twenty-First Century Fox, Inc. (the "Issuer")

	(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas
New York, New York 10036

Item 2	Name, Address and Citizenship of the Person Filing:

	(a)	Name of Person Filing:

This statement is being filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud ("HRH"), an individual.

The Class B Shares are owned by Kingdom 5-KR-11, Ltd. ("KR-11"), a Cayman Islands company, Kingdom 5-KR-134, Ltd. ("KR-134"), a Cayman Islands company, Kingdom 5-KR-138, Ltd. ("KR-138"), a Cayman Islands company, Kingdom 5-KR-146, Ltd. ("KR-146"), a Cayman Islands company, Kingdom 5-KR-222, Ltd. ("KR-222"), a Cayman Islands company, Kingdom 5-KR-240, Ltd. ("KR-240"), a Cayman Islands company, and Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia ("KHC").  KR-11 owns 2,571,242 Class B Shares, KR-134 owns 7,011,326 Class B Shares, KR-138 owns 2,147,989 Class B Shares, KR-146 owns 9,400,000 Class B Shares, KR-222 owns 13,934,246 Class B Shares, KR-240 owns 7,208,886 Class B Shares, and KHC owns 10,464,226 Class B Shares.

KR-134 and KR-138 are wholly-owned subsidiaries of KR-11.  KR-11, KR-146, KR-222 and KR-240 are wholly-owned subsidiaries of KHC.  HRH is the majority shareholder of KHC.

HRH, as the majority shareholder of KHC, has the power to elect a majority of the directors of KHC and, through this power, has the power to appoint a majority of the directors of KR-11, KR-146, KR-222 and KR-240, and, in turn, KR-11, as sole shareholder of KR-134 and KR-138, has the power to appoint a majority of the directors of KR-134 and KR-138.  Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can control the disposition and voting of the Class B Shares held by KR-11, KR-134, KR-138, KR-146, KR-222, KR-240 and KHC.

(b)	Address of Principal Business Office or, If None, Residence:

HRH’s business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.

(c)	Citizenship:

HRH is a citizen of the Kingdom of Saudi Arabia.

(d)	Title of Class of Securities:

This filing relates to the shares of Class B Common Stock of the Issuer.

(e)	CUSIP Number:

90130A200.

CUSIP NO. 90130A200

Item 3	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is:

Not Applicable.

Item 4	Ownership:

As of December 31, 2014, HRH beneficially owns in the aggregate 52,737,915 Class B Shares.

(a) Amount Beneficially Owned:

52,737,915

(b) Percent of class:1/

6.6%

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote:2/

52,737,915

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

12,035,468

(iv) Shared power to dispose or to direct the disposition of:

40,702,447

Item 5	Ownership of Five Percent or Less of Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

1/	Based on 798,520,953 Class B Shares outstanding as of October 31, 2014, as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2014.

2/
On April 18, 2012, the Issuer announced that in order to comply with U.S. federal law, and in accordance with certain provisions of the Issuer's Restated Certificate of Incorporation, it had suspended the voting rights of a percentage of the Class B Shares held by shareholders who are not U.S. citizens.  As disclosed in the Issuer's definitive proxy statement dated September 29, 2014, in September 2014, the Audit Committee of the Issuer's Board of Directors had reduced the previously-announced suspension of voting rights of Class B Shares held by shareholders who are not U.S. citizens from 35% to 10%.  The Issuer also has indicated that the suspension of voting rights will remain in place for as long as the Issuer deems it necessary to maintain compliance with U.S. law and will revise the suspension of voting rights based upon the Issuer's on-going monitoring of the level of foreign ownership.  The Issuer also has reported that the suspension of voting rights will not apply in connection with any vote on any matter in which holders of Class A Common Stock shall be entitled to vote together with holders of Class B Shares, as described in the Issuer's Restated Certificate of Incorporation.

CUSIP NO. 90130A200

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule 13G is true, complete and correct.

Date: February 2, 2015
/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud